Exhibit 21.1

SUBSIDIARIES

Incorporation/Organization	Jurisdiction of
Mastech Digital Technologies, Inc.	Pennsylvania
Mastech Digital Alliance, Inc.	Pennsylvania
Mastech Digital Resourcing, Inc.	Pennsylvania
Mastech Digital (P) Limited	India